

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2012

Via E-mail
Mr. Chenglin Wang
Chief Financial Officer
Xinde Technology Company
Number 363, Sheng Li West Street
Weifang, Shandong Province
The People's Republic of China

>   **Re: Xinde Technology Company**
>   **Form 10-K for Fiscal Year Ended June 30, 2011**
>   **Filed September 28, 2011**
>   **File No. 1-34909**

Dear Mr. Wang:

We issued comments to you on the above captioned filing on August 9, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 29, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Beverly A. Singleton at (202) 551-3328 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ Lyn Shenk for

David R. Humphrey
Accounting Branch Chief